

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2013

<u>Via E-mail</u>
Mr. James Lusk
Chief Financial Officer and Director
JA Energy
4800 W. Dewey Drive
Las Vegas, NV 89118

      RE: JA Energy
              Item 4.01 Form 8-K
              Filed February 19, 2013
              File No. 0-54236

Dear Mr. Lusk:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jeffrey Gordon

Jeffrey Gordon
Staff Accountant